Filed by AerCap Holdings N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Genesis Lease Limited

Exchange Act Commission File No:  1-33200

The following is a transcript of a conference call held by AerCap Holdings N.V. (“AerCap”) on February 24, 2010 that relates to the Agreement and Plan of Amalgamation, dated as of September 17, 2009, as amended, among AerCap, Genesis Lease Limited (“Genesis”) and AerCap International Bermuda Limited.

IMPORTANT INFORMATION ABOUT THIS TRANSACTION

The proposed transaction between Genesis and AerCap will be submitted to the Genesis shareholders for their consideration.  In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 on February 2, 2010 that includes a definitive proxy statement of Genesis and a prospectus of AerCap. Genesis mailed the definitive proxy statement/prospectus to its shareholders on or about February 8, 2010, and filed with the SEC the definitive proxy statement/prospectus on Form 6-K on February 9, 2010. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-687-1871.

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

FORWARD LOOKING STATEMENTS

This transcript may contain certain statements, estimates and forecasts with respect to future performance and events.  These statements, estimates and forecasts are intended to be covered by the safe harbor for “forward-looking statements” provided by

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the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology.  All forward-looking statements included in this transcript are not statements of historical fact but are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in any forward-looking statements.  As a result, there can be no assurance that any forward-looking statements included in this transcript will prove to be accurate or correct.  In light of these risks, uncertainties and assumptions, the future performance or events described in any forward-looking statements in this transcript might not occur.  Among the factors that could cause actual results to differ materially from those described in any forward looking statements are factors relating to satisfaction of the conditions in the amalgamation agreement between AerCap and Genesis, AerCap’s ability to successfully combine the businesses of AerCap and Genesis and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings “Risk Factors” in AerCap’s and Genesis’s respective annual reports on Form 20-F for the year ended December 31, 2008, as filed with the US Securities and Exchange Commission.  Copies of such annual reports on Form 20-F are available online at http://www.sec.gov or on request from the applicable company.  Except for any obligation to disclose material information under federal securities laws, AerCap and Genesis do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and AerCap and Genesis do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.

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Event ID:   2682605

Culture:   en-US

Event Name: Q4 2009 AerCap Holdings N.V. Earnings Conference Call

Event Date: 2010-02-24T14:30:00 UTC

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Notes:

Converted From Text Transcript

2682605

Q4 2009 AerCap Holdings N.V. Earnings Conference Call

February 24, 2010

C: Peter Wortel;AerCap Holdings N.V.;VP - IR

C: Klaus Heinemann;AerCap Holdings N.V.;CEO

C: Keith Helming;AerCap Holdings N.V.;CFO

P: William Greene;Morgan Stanley;Analyst

P: Gary Liebowitz;Wells Fargo Securities;Analyst

P: Brandon Oglenski;Barclays Capital;Analyst

P: Scott Valentin;FBR Capital Markets;Analyst

P: Mark Streeter;JP Morgan;Analyst

P: Jamie Baker;JP Morgan;Analyst

P: Alex London;Merrill Lynch;Analyst

P: Fritz von Carp;Sage Asset Management;Analyst

P: Jacob Strumwasser;;

P: Operator;;

+++ presentation

Operator: Good morning, my name is Celeste, and I will be your conference operator today. At this time, I would like to welcome everyone to the AerCap Fourth Quarter Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer session. (Operator Instructions).

I would now like to turn today’s call over to Mr. Peter Wortel, Vice President of Investor Relations. Please go ahead, sir.

Peter Wortel: Thank you. Good day, everyone. Welcome to the 2009 Fourth Quarter and Full Year Results Conference Call. With me today are Klaus Heinemann, AerCap’s CEO, and Keith Helming, AerCap’s CFO. I would like to mention that after this conference call, we will host a luncheon at the New York Palace in New York. The presentation given there will not be webcasted, but the slides will be made available via the website shortly before the start of the lunch around noon New York time.

Before we begin, I want to remind you that some statements made during this conference call that are not historical facts may be forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause actual results or events to differ materially from those expressed or implied in such statements.

In addition, this conference call contains time sensitive information that reflects management’s best judgment only as of the date of the live call. AerCap does not undertake any ongoing obligation, other than that imposed by law, to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after this call.

Further information concerning issues that could materially affect performance related to forward-looking statements can be found in AerCap’s earnings release dated February 24, 2010. A copy of the earnings release and conference call presentation are available on our website at www.aercap.com. This call is open to the public and is being webcast simultaneously at aercap.com and will be archived for replay.

I’ll now turn the call over to Klaus.

Klaus Heinemann: Good morning and thank you for joining us for AerCap’s 2009 Fourth Quarter and Full Year Results Conference Call. We’re delighted to report that 2009 is truly behind us. The fourth quarter closed an extremely challenging year for the aviation, and also the financial services industries. For AerCap, this meant that the valuation of our aircraft portfolio, our liquidity and our ability to finance our ambitious CapEx program, as well as our lessee default risks, all came under critical scrutiny from the market during 2009.

I’m therefore extremely pleased to be able to report that AerCap closed 2009 against all market odds with a net income of $165.2 million or $1.94 per share, representing a return on equity of roundabout 14%. AerCap increased earnings from its core leasing activity, measured by its net spread by 30% based on the purchase of $1.9 billion of brand new state of the art aircraft during 2009.

AerCap also concluded 2009 with a total cash position of $324 million after a roundabout $300 million the year before after taking delivery of these $1.9 billion of these new aviation assets. AerCap’s net book value of its aircraft portfolio combined with a net purchase cost of future aircraft deliveries already contracted continue to remain robustly below current market values despite significant drops of market values observed during 2009 by the appraisers.

AerCap did not need to repossess any aircraft during 2009; I should say that came as a surprise to us ourselves, and the limited number of restructuring clients in our portfolio continue all to hang in there during this winter. AerCap reached many milestones during 2009, as well as successfully placing all our remaining aircraft on order, the exception of four aircraft that we’ll deliver in 2013, that are a little early to be placed.

We also sourced the term financing required to meet our order commitments. Our cash position and balance sheet remains very healthy. You will note that our debt to equity ratio despite the significant growth, for example, has not changed, leaving us well positioned for 2010 and beyond.

However, the main headline for 2009, in my mind of course, is that we have neared the completion of our share for share transaction with Genesis, which will strengthen our ability to expand our overall market position towards the global independent leadership in our industry that we are striving for. This might explain to you why I’m so proud of the achievements of my team and our franchise.

Frankly, if performance in the worst downturn since the Second World War looks like our financial performance during 2009, i.e. a return on equity of 14%, imagine what AerCap is capable of in an improving market environment, which brings me to where we currently see the market going.

We have observed continuing improvements during the last 12 months, as is also indicated by our increased rental sales activity. I do believe we are well into the recovery, and I reiterate that there has been a sustained, and in some cases, substantial rebound among our emerging market clients in Asia and Latin America in particular.

We’re also witnessing improvement amongst most of our local carriers clients around the world, who continue to gain market share over the Legacy carriers, particularly in Europe and North America. In addition, we are, since the beginning of 2010, starting to observe renewed optimism among US legacy carriers, which if sustained, will have a material impact on aircraft demand globally.

What is interesting is the lack of major defaults during this recession compared to the period post 9/11. I would anticipate any large scale findings from any major airline in the coming months, neither in Europe, nor in the US. Just a brief word on JAL, this is a somewhat peculiar Japanese style insolvency and lessors are excluded from that, i.e. we are receiving payments as normal, although we are not directly exposed to it, indirectly in future through Genesis. So, it doesn’t really hit the lessor market.

So, in short, while we remain cautious, we still expect a broader market recovery in 2010, with a potential of such a recovery being much stronger than currently anticipated. Our deal with Genesis lease will enhance our cash generation, enabling us to pursue additional growth objectives. The deal also increases our scale to make AerCap the leading independent franchise within the global aircraft leasing sector with 114 airline customers in 49 countries, and a young fuel efficient lease portfolio with a current book value of approximately $9.8 billion including the committed purchases.

We have now received all three required regulatory approvals in Germany, the US and Turkey to close the deal, and the registration statement was declared effective by the SEC on February the 3rd. We therefore expect the deal to close just after March 23, the day of Genesis’ EGM.

Not accounting for our transaction for Genesis lease, our total assets grew by 25% year-on-year to $6.8 billion, further demonstrating AerCap’s ability to deliver profitable growth to our shareholders even in the most challenging environment. And I should add that practically all of this growth is in the most desirable segment of the market, which is brand new, state of the art aircraft.

Before I conclude my introduction, let me summarize our operational highlights for the fourth quarter of 2009. During the fourth quarter, we signed new lease agreements for 15 aircrafts and executed letters of intent for six aircraft leases. We delivered 14 aircraft and nine engines during the quarter, and also purchased 10 aircrafts and nine engines, as well as executing an agreement for the purchase of six aircraft and an LOI for another three aircraft. We sold eight aircraft and two engines, and executed an agreement for the sale of three aircraft, and an LOI for one further aircraft.

All in all, we are very proud of our achievements in 2009. Our fourth quarter and full year results confirm not only that we are in good shape, but also that we are well positioned to take advantage of remaining market dislocations and importantly the eventual recovery.

I once again reiterate our commitment to delivering significant long-term volume to our shareholders, who by investing in AerCap, invest in a company with a strong balance sheet, long-term contracted lease revenue, strong cash balances, a proven track record of raising finance even in the most challenging markets and with a great deal of diversification with respect to the sources of finance that we tap. The growing asset bases consist almost exclusively of new efficient and in demand aircraft, and a solid global client base and funding sources.

On that note, I would like to hand over to Keith, who will take you through the details of our financial and operating performance for the fourth quarter of the year.

Keith Helming: Thanks, Klaus. Good morning, everyone. I’ll take you through the highlights of our fourth quarter financial performance now, starting first with net income.

Our total net income in fourth quarter 2009 was $43.2 million, net income excluding the impact relating to the mark-to-market of our interest rate caps and share based compensation, which is another important measure of our earnings, was $40.3 million in fourth quarter 2009. For full year 2009, our total net income was $165.2 million, net income excluding the mark-to-market and share based compensation was $150.2 million for the full year 2009.

Total earnings per share were $0.51 in fourth quarter 2009, including all items; earnings per share were $0.47 during this period excluding the impact relating to the mark-to-market in share based compensation. For full year 2009, total earnings per share were $1.94, and earnings per share excluding the referenced items were $1.77 for the full year 2009.

Total revenue in fourth quarter 2009 was $288 million. Basic rents increased to $157 million, up 16% over the same period in 2008. The amount of basic rents recorded in fourth quarter 2009 was a significant increase over third quarter 2009, up 10% or $14 million. For full year 2009, total revenue was $1 billion, basic rents increased to $582 million for the full year 2009, which is up 12% over 2008.

Despite the increases in basic rents, the total revenue for both fourth quarter and full year was lower than the comparable period in 2008, and was driven by a lower sales revenue. However, the reduction in sales revenue was not driven by a lower number of aircraft sales, but was a result of recording the sale of forward order positions on a net basis, which is the sales price minus the price of goods sold instead of recording the gross sales as sales revenue, as we do with other aircraft sales.

The growth in our net spread in fourth quarter 2009 was 44% over fourth quarter of 2008. As you know, the definition of net spread is the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps. In addition to the 16% increase in basic rents, interest expense excluding the mark-to-market decreased 36%. This resulted in net spread of $126 million in fourth quarter 2009, again as compared to $88 million in fourth quarter 2008.

For the full year 2009, the growth in the net spread was 30% over 2008 in addition to the 12% increase in basic rents. Interest expense, excluding the mark-to-market decreased 25%. The net spread was $466 million for full year 2009 as compared to $360 million for full year 2008. The 30% growth in net spread is slightly better than the 27% growth in average lease assets over the same period, resulting in a steady annualized margin of approximately 10%.

Total sales revenue in fourth quarter 2009 was $116 million. Revenues relating to the sale of aircraft was $77 million, the sale of engines was $5 million and parts sales were $34 million. Total gain from sales in fourth quarter 2009 was $46 million on the pre-tax basis as compared to $24 million in fourth quarter 2008. For full year 2009, total sales revenue was $325 million, revenues related to sale of aircraft was $149 million. The sale of engines was $52 million, and parts sales were $124 million.

As mentioned previously, the reduction in sales revenue was not driven by lower number of aircraft sales, but was a result of recording the sale of forward order positions on a net basis, instead of recording the gross sales amount as sales revenue. The total amount of AerCap’s leasing expenses and SG&A for fourth quarter 2009 was $51 million as compared to $67 million in fourth quarter 2008. These amounts exclude the cost for share based compensation.

Leasing expenses were much lower in fourth quarter 2009 versus 2008, and was driven by decreasing costs related to airline defaults, which happened in 2008. The following page provides more detail on leasing expenses. The total amount on leasing expenses and SG&A for full year 2009 and 2008 was flat at $198 million for each, however our SG&A costs decreased $12 million for full year 2009 as compared to 2008.

Leasing expenses were $13 million for fourth quarter 2009, down from $32 million in fourth quarter 2008. The largest driver of the decrease in leasing expenses for fourth quarter 2009 was a $10 million reduction in default related costs. For full year 2009, leasing expenses were $65 million, up slightly from $55 million for full year 2008.

During fourth quarter 2009, we incurred a negative $5 million impact relating to the airline defaults, which occurred in 2008. This is in the form of lower basic lease rents and higher leasing expenses. This amount has decreased significantly from 2008 and earlier quarters of 2009. For the full year 2009, the impact from airline defaults was a negative $25 million, although most of the $12 million benefit from maintenance rents that was held as collateral, and recorded as income in 2008 relates to costs which were incurred in 2009.

For the full year 2008, the impact from airline defaults was a negative $19 million, which includes the partially offsetting benefits from maintenance rents. Our blended tax rate for full year 2009 was a charge of 1.9%. Tax rate for our aircraft assets was essentially zero, and the tax rate on our engine and parts assets was a charge of 36.8%.

AerCap’s total assets have grown 25% by year-end 2009 as compared to the prior year. Total assets of aircraft in our portfolio is 291 including owned aircraft, managed aircraft and the aircraft on order in the contract or subject to LOI. The decrease in units since the end of 2008 is largely driven by the sales of the older aircraft, including managed aircraft and the expiration of five options from a forward order of aircraft. The number of engines owned or under contract was 92 at the end of the year 2009.

We completed $1.9 billion of purchases of aviation assets for the full year 2009, including the purchase of 41 aircrafts. For full year 2010, we expect $2.2 billion of committed purchases of aviation assets. The number of aircraft purchases for full year 2009 is expected to be 47, which again relates primarily to our forward order aircraft.

The utilization rate was maintained at 98.1% for the full year 2009, and the yield generated by our aircraft lease portfolio was 14.3% for the full year 2009. The decrease versus full year 2008 is primarily the result of lower interest rates, plus the delivery of new aircraft, which initially have a lower yield.

The average term of new leases for new aircraft entered into during full year 2009, inclusive of letter intent was 139 months. The average term entered into during full year 2009 for our new leases on our existing portfolio was 50 months. The unrestricted cash balance at year-end 2009 was $183 million. Our total cash balance including restricted cash was $323 million at the end of the year. Operating cash flows were $399 million for full year 2009.

At year-end 2009, AerCap’s debt balance was $4.8 billion, and our debt to equity ratio was 3.4 to 1. Our book equity amount is over $1.4 billion now. The average cost of our debt for the full year 2009 was 2.5%, which was 220 basis points lower as compared to full year 2008. Again, this decreasing cost of funding is reflective of the lower interest rate environment, and the use of interest rate caps for hedging purposes in past years.

With regard to our 2010 financial outlook on a combined company basis, committed purchases of aviation assets for the full year 2010 is $2.2 billion as mentioned. 2010 basic rents is expected to increase 30% over 2009, and 55% including the revenue from the Genesis transaction. The 2010 gain from aircraft sales is expected to be approximately 25% higher than 2009 primarily due to already committed sales of forward order A330s and A320s.

The average cost of debt in 2010 is expected to be approximately 3.5% or 4% inclusive of Genesis. 2010 blended tax rate is expected to be approximately 8%, and the 2010 ROE is expected to be comparable to 2009, excluding the Genesis transaction related expenses.

So, those were the financial highlights again for fourth quarter and full year 2009. I’ll turn it back over to Klaus before we go into Q&A.

Klaus Heinemann: Thanks so much, Keith, and let’s go straight into the Q&A.

+++ q-and-a

Operator: (Operator Instructions).

Your first question comes from the line of Bill Greene.

William Greene: Yes, hi, good morning. Klaus, I’m curious what you think. You mentioned in your comments that the upturn of the recovery actually looks reasonably strong from your perspective, but how do I reconcile that with this impression on the aerospace side that some of the OEMs should be cutting some of their narrow body production to better match the demand levels. So, if there’s not a demand for the aircraft near term, it’s not clear to me where the bullishness is kind of coming from, from a lease rate perspective.

Klaus Heinemann: Well, first of all, I think the OEMs are saying that they would consider adjusting production rates downwards if there should not be a recovery during this year. I think assuming that there is a recovery from what I heard last from Boeing and Airbus, they are against that background, not considering to reduce production, certainly not for narrow bodies.

So, this is a circular argument if you see, which of course, if there would be no continuation of the recovery, then the manufacturers would consider to further reduce production, but some of that might also have to do with the fact that they have some orders out that start to deliver in 2011, 2012 with some of our competitors that are in uncertain financial times in most cases, because of parental problems. So, I think it might have a little less to do with their caution with the market, and a little more to do with some of the quality of the order book.

William Greene: Okay, fair enough. And then, if we think about where we are in the overall aircraft cycle, as I think about 2011 and ‘12 and beyond, if your comments are right, your bullish comments, does it make sense to re-up and order a large order for you? I realize you’re going to take a bunch of aircraft with the Genesis transaction, but does it make sense to place an order? It would seem that at least purchase prices aren’t going to get a lot better from where we are, if your comments are correct about the recovery.

Klaus Heinemann: First of all, we continue to believe that from a trading perspective, i.e. purchasing and selling aircraft, counter cyclical behavior is the only behavior acceptable that makes sense to us. There are two reasons why we are hesitant at this moment to engage in conclusive discussions on ordering further aircraft.

The first one is the fate of some of these order books with our competitors that are left uncertain because we have to make sure that whatever bargain purchase we might get from a manufacturer is better than a bargain purchase we might get by taking care of an order book of a competitor that cannot cope with it. So, this is one consideration that keeps us busy at this moment to see what opportunities might there be in order books that are, or could become, problem order books.

The second issue is what will happen with respect to reengining opportunities on what is the core of our business, which are the narrow bodies. Because as you may have heard, both Boeing and Airbus are considering from the middle of the decade to offer an aircraft that effectively increases efficiency through improved engine technology in the case of the CFM engine to E based on the so called LEAP-X, which is meant to produce 12% to 15% efficiency improvement, and in the case of Pratt & Whitney based on the so-called geared turbofan, which is meant to produce a similar improvement of operation on mostly fuel efficiency.

We want to observe a little bit how this discussion pans out with the manufacturers. We believe that by the middle of the year, there will be more clarity how this looks like in order to determine where exactly our next move will be on the expansion side.

William Greene: Alright, thank you for the time.

Klaus Heinemann: Sure.

Operator: Your next question comes from the line of Gary Liebowitz.

Gary Liebowitz: Thank you. Good morning, gentlemen.

Klaus Heinemann: Hi Gary.

Keith Helming: Hey, Gary.

Gary Liebowitz: Klaus, you mentioned the improving environment, I wonder if you’ve seen a corresponding reduction in the length of your customer watch list or the pace of requests to renegotiate current leases?

Klaus Heinemann: Yes, well there are certainly no additional requests, and some of those who we dealt with during the fourth quarter and the third quarter of last year are starting to come off the watch list. So, the watch list is shrinking, it’s not growing. But typically, the real benefit starts to come in the second and third quarter, which are the revenue richer and cash richer quarters for airlines. So, I would actually expect the first quarter still to look similar to the fourth quarter. Despite that, as I said, at this moment, the watch list is shrinking, it’s not further growing.

Gary Liebowitz: Okay, thank you. Also, you seem to have a fair number of planes in your owned portfolio that have lease expirations in the first half of this year. Have all those been placed? How many remain unplaced, if not, and can you give us a general sense of the change in the mostly leased rates and aggregate for those aircraft?

Klaus Heinemann: Well, what you see is that some of the lease expiries actually will not be released but will be sold or parted out. We executed an LOI on a particular sub-fleet a few days ago with a credible party that will sell these aircraft to that party. On the older A320s that are coming off lease at this moment, we will typically take those into part out.

Gary Liebowitz: But are there any planes that you — or you would rather place back into service, that have not been placed yet or have all those decisions been made?

Klaus Heinemann: There are one or two decisions that are open because there are two moving targets here. One is the exact timing of the conversion program into freighters that is going underway next year for the A320s, and the second one is to determine final settlements with outgoing lessees on compensation for return conditioning of the aircraft, which then drives our decision to seek follow on lease or a part out.

Gary Liebowitz: Okay, thanks, and if I can sneak one in for Keith. Keith, there was an $11 million asset impairment that you booked in the quarter?

Keith Helming: Yes.

Gary Liebowitz: I thought most of the major asset writedowns and impairments had been done already for the older aircraft. Can you just explain what happened there?

Keith Helming: Yes, I mean it follows on with what was just said in terms of some of the aircraft coming back here in the first half of 2010. A number of these were some of the older A320s, that were A1 powered, and as Klaus has indicated, some of those aircraft maybe parted out.

We’ve taken a — what I think is a reasonably conservative position that a number of these aircraft will be parted out instead of put back into service, although they’re still all on the marketing list, and still being considered for a possible lease return, if you will. So, there’s about — there are five aircraft here that came back from Indian Airlines, and the impairment charge is mostly related to that.

Gary Liebowitz: Okay, thank you.

Operator: Your next question comes from the line of Brandon Oglenski.

Brandon Oglenski: Hi, good morning, gentlemen.

Klaus Heinemann: Good morning.

Brandon Oglenski: Just following up on your comments earlier, Klaus, about potentially problem order books from some of your larger competitors. I was just wondering, it feels like there’s some concern in the market right now that if these competitors were forced to sell some of their current assets, it could have a pretty significant negative impact on aircraft valuation. So, can you just talk us through what, if any impact, that could have if that were to play out?

Klaus Heinemann: Well, I mean that clearly depends on what decisions are being taken ultimately by owners of those portfolios. In many cases, it only marginally deals with the aircraft that we are engaged. In many cases, you actually see that the willingness of owners to sell at the sort of discounts that has been offered to them is not there, which does make sense to me because these portfolios tend to be cash flow positive.

They throw off free cash, so they have other restructuring alternatives, and quite frankly I expect restructurings taking place for those portfolios to be on the liability side like in the case of CIT, far less likely to be on the asset side because it’s much easier executed, and there are now sufficient blueprints on how that works. So, I would expect that the pain that needs to be taken in some of these situations might rather happen on the liability side than on the asset side.

Brandon Oglenski: Okay, and just following up on that then, where are utilization rates globally for the newer fleets, like A320s and 737s, are we seeing those utilization rates higher or lower than previous recessions or coming off the recovery here?

Klaus Heinemann: They are similar to previous recessions, which means current generation aircraft, i.e. the 737 NG fleet, and A320s that are 15 years and younger. I mean, practically there are no parked aircraft other than temporarily as they are in between leases. The bifurcation of the market between the demand for new or near new aircraft and older aircraft continues as we observed it during last year.

To give you just one example, through one of our joint ventures, we had spring 2010 brand new aircraft delivering where the initially contracted lessee told us that he didn’t get the necessary governmental permissions to import the aircraft. And it was placed at a lease rental that is significantly above that, that the appraises indicate for this aircraft literally within weeks with a European airline. But having said that, you try the same with a 737 classic or a 747, and the story will be entirely and utterly different. So, it continues to be a deeply bifurcated market.

Brandon Oglenski: Okay, and so does this imply that you’re seeing a bit of uptick in demand for new aircraft looking forward as opposed to where we were?

Klaus Heinemann: Yes, for new narrow bodies, whatever comes on the market, which at this moment is not by design, but by default, i.e. somebody who was originally destined to take the aircraft, has fallen away, is not only by myself, but also by my competitors placed with a very short timeframe, and at least rentals that exceed very nicely the sort of $300,000 mark that I would consider to be market normality under the current interest rate environment.

Brandon Oglenski: Okay, thank you very much.

Operator: Your next question comes from the line of Scott Valentin.

Scott Valentin: Good morning, thanks for taking my question. With the rebound in cargo, we’ve seen it’s been a pretty sharp rebound. I was wondering if there’s been a change in strategy regarding freighters or if you’re maybe feeling more positive about freighters or you’re plan to continue on the current course?

Klaus Heinemann: The answer to that is yes and no. On the big wide body freight, we remain very cautious. The reason for that not being that we don’t believe in the rebound, the rebound as you indicated yourself is rather sharp, but it is a very limited market with very few players on the lessee side, and that is the sort of market that I don’t like. I prefer markets where I have 40, 50, 60 potential users for an aircraft type. I don’t have that for a 747 or an A330 freighter.

I have five, six, seven, eight parties, that fly this type of aircraft, so that’s for my taste too small a group of potential clients. And that is why what we are intending to do on the freighter side is focus on the A220 freighter conversion that will come on stream from 2012 onwards, which has a much broader basis than the big wide long-haul wide bodies.

Scott Valentin: Okay, thanks. And then as a follow-up, I guess you mentioned the aircraft demand for newer generation is very strong. Is there any concern about consolidation? I know there’s been more I guess more press about at least in the US domestic legacy carriers; you’re hearing Delta, I’m sorry, United Airlines and US Air talking about maybe linking up? Is there any concern about excess capacity stemming from consolidation?

Klaus Heinemann: There may well be some excess capacity, but we have the precedent of what happens in those situations, and the Delta Northwest merger. Whatever capacity they take out of the system, tends to hit aircraft that we are not engaged with, i.e. old aging aircraft that are no longer fuel efficient. So, it may happen, but I think it’s highly unlikely that it would hit the type of aircraft we engage with.

Scott Valentin: Okay, and one question for Keith. Keith, you spent a lot of time on purchase accounting marks last quarter, or at least with the Genesis announcement. Is there any material change to those?

Keith Helming: No, no. I think with the way we — what you saw on the F-4, and what we talked about previously, it will be pretty comparable with what you see when the deal closes.

Scott Valentin: Okay, thanks very much.

Operator: Your next question comes from the line of Jamie Baker.

Mark Streeter: Good morning, gentlemen, it’s Mark Streeter and Jamie Baker. A couple of questions from me, and I think Jamie has one as well, but you saw that Qantas took a whack to their residual value assumptions and their depreciation rates and so forth. I’m wondering if that’s something you think is going to catch hold across the board, and I’m wondering how you compare to what they did, and any comments you have on that? That’s the first question.

Klaus Heinemann: Okay, well first of all, this goes straight back to the point I just made, which is a bifurcation of the market. If you look at Qantas, Qantas is enormously exposed as one of the largest operators of 747s to that aircraft type. That market was under pressure before JAL, with JAL announcing that they will retire all 37 of their 747 aircraft in their fleet. That market is under intense pressure, and my suspicion is that practically all you see on the Qantas side relates to the large wide bodies.

Mark Streeter: Okay, I think they did take some residual value assumptions on their narrow bodies in terms of useful live assumptions and so forth, and just wondering if that’s something you’re considering or are you still very comfortable with the assumptions you’ve made in terms of how you’re depreciating?

Klaus Heinemann: Well, as you know, we test our assumptions twice a year against evaluations. We give you those numbers, and as you see, while these numbers have come down, we are still materially with those evaluations above our net book values. So, we would obviously start to look at changing the depreciation policies if that scenario should change.

But at this moment, evaluations remain very solidly above our net book values for these aircraft. And by the way, we sort of take a duel test in order to determine what is happening here. One is what the values are saying, but more importantly for us, what is the market telling us? If I sell a near new or a brand new A320, do I make a profit or a loss? And I think the fourth quarter has shown you that I make a material profit. So, I’m still very comfortable with my residual assumptions on the narrow bodies.

Mark Streeter: Okay, and then just a follow-up on the narrow bodies. You’ve obviously favored that size aircraft over the wide bodies, I think that’s been the right bet over this part of the cycle. But I’m curious to how the re-engining, which under the assumption that it’s going to happen, I think there’s too much momentum there now for it to stop. We’ve seen a disconnect between even the late delivery, late bill 737 classics versus the 737 next-gens for example, and how that’s caused a disparity in values and so forth.

I’m just sort of wondering if the narrow bodies are re-engined, are you concerned that the current generation of narrow bodies will suffer sort of a disproportionate decline in value, is there something you can do proactively to manage that or is it simply not that much of a concern, because we’re not talking that big a change in step function in terms of fuel efficiency?

Klaus Heinemann: Okay. Well first of all, yes, there is a concern because if you look at the NG versus the classic, the mark-up of operational efficiency between the two was actually less than 15%, which is what the engine manufacturers are claiming to be able to produce with this re-engining. And yet, five, six years into the program of the NG, you started to see significant impact on the residuals of the classics.

So, this is something that we monitor. I mentioned that earlier, this is something that stands between us and ordering at this moment into the current generation aircraft because we need to see how this pans out. Now, first of all, if you take the classic versus NG situation, you see that between an impact on valuation and these aircraft appearing in the market, there’s roughly a five-year lag.

So, assuming that these aircraft come into the market in 2015, so we would expect in 2020 to see an impact on residuals. So, clearly we will focus on that, and scratch our heads over this decade to say how do we best preserve residual positions in these aircraft? But having said that, I still believe that on a brand new A320, the risks, the downside risks are a great deal smaller than on a 777 or 747 or 767 in the portfolio.

The counterbalancing factor, and I’ve mentioned that in previous earnings calls, if you look at that sort of time horizon, 10, 15 years, which you need to look at if you don’t have these issues, is inflation. I continue to believe, and maybe I’ll be proven wrong one day, that this monetory easing that we are seeing will eventually lead to a higher inflation rate than what we’ve seen in the last decade, and that will be counterbalancing.

Just look, for example, at the list price increase that Airbus announced from the 1st of January, 5.8%, that is nearly double the escalation that we’ve seen over the last five, six years. So, I still expect that while there will be negative impact eventually towards the end of next decade and beyond on residuals, a counterbalancing factor could be somewhat higher inflation during this decade.

Jamie Baker: Gentlemen, one final question, it’s Jamie Baker here. Klaus, just in terms of the debt that you’re inheriting from Genesis, is there any limitations on that debt that would require you to potentially refinance in order to potentially get better terms?

Klaus Heinemann: No, I mean there is obviously the necessity to refinance their securitization, unless you allow the cash flows from that utilization to reverse to the bondholders at the end of 2011, but we have modeled our purchase, as you know, on the assumption that that will happen. In other words, sort of the acquisition works with that cash flow being redirected to the bond holder at that point in time.

And we will have to see if there is an opportunity to refinance that in order to alter that. Quite frankly, my position at this moment is that what we are planning at this moment, which is this will not happen and simply the cash flows will be redirected is the most realistic scenario.

Jamie Baker: Okay, thanks for that clarification and taking all three of our questions. We appreciate it.

Klaus Heinemann: Sure.

Operator: Your next question comes from the line of Mike Linenberg.

Alex London: Hey, good morning everyone. This is actually [Alex London] on behalf of Mike.

Klaus Heinemann: Hi Alex.

Alex London: Hi, how are you doing? I just had a quick question regarding your 2010 and 2011 debt maturities. You have it kind of broken out by quarter for 2010, and maybe a number out there for 2011?

Keith Helming: You’ll see in our 20-F all of this disclosure in terms of our debt repayments over the next couple of years. We could look at potentially providing that on a quarterly basis, if needed.

Klaus Heinemann: Just a little footnote on this one because this is sometimes misunderstood. The annual and quarterly debt maturities include PDP payments maturing on delivery of an aircraft. So, you will see a bulging of that in the first half of 2010, because we take over 20 aircraft deliveries this year.

But that doesn’t mean that this is something that needs to be refinanced, because the nature of the beast is as we take delivery, and as the term finance facility kicks in, which is committed, that automatically takes out the pre-delivery facility. So, the vast majority, I would say, of the debt maturities you see in 2010, is actually nothing else but the transition of pre-delivery finance to term finance.

Alex London: Okay, I see, great. And then, of the $2.2 billion of aircraft purchases that you’re going to be taking in 2010, excluding the Genesis portion, how does that kind of shape out on a quarterly basis? Is it pretty evenly split between the four quarters?

Keith Helming: No, there’s actually much more of the aircraft delivering in the first half of 2010. So, you probably will see about 75% of it in the first half.

Alex London: Okay, thanks, Keith. Thanks, everyone.

Operator: Your next question comes from the line of Fritz Von Carp.

Fritz von Carp: Yes, I was just wondering if you could go back and talk again about the potential sale of or breakup of some of their competing lessor portfolios. And I mean, should we think of — I mean, if — should we take if AerCap is being — the value of AerCap is being a collection of airplane assets, that might be negatively impacted if ILFC or somebody were to start liquidating its portfolio or should we look at you as having an opportunity to buy things cheaply, and how do we weigh those two?

Klaus Heinemann: Well, first of all, I mean whatever happens to those portfolios does not impact the fact that the value of our company here, the NPV of contracted cash flows from lessees that stretch out, in many cases, over 10 years and beyond, plus it’s the residual and the NPV of the residual at the end of that lease. That is really the value of our company, and it has nothing to do with whatever current market value is associated with an aircraft.

This is a point that I’ve made often before that actually evaluation, as it is being used by the analysts and the appraisers is not the evaluation we use. If I value an asset, to buy it, to sell it, I always NPV the contracted cash flow, I make an assumption at the end of the contracted cash flow on the residual, I NPV that, I add those two. That’s the value that is often materially different from the current market value that you’re given by an appraiser, which is an unencumbered effort between a willing buyer and a willing seller.

I’ve made the example before. It’s like if you look at the Rockefeller Center with or without tenants, it would be clear to anybody that it’s a material delta in the valuation of that piece of property, and yet on the aviation world, that is often confused. Now, my second point, and I come back to that, is I — and I think the ILFC situation is an example of that, and I’ve been skeptical throughout the last year about all these optimists here who said that something would happen soon and something was about to be announced soon. I’ve always cautioned them and said I don’t think so.

I don’t believe that solutions for the owners of these companies are actually in discounting the portfolio to a level where they’ll find a buyer. No matter how much you discount it, you are unlikely to find a buyer for a variety of reasons that have mostly to do with the inability to leverage equity investments of ageing portfolios, in particular wide body portfolios.

So, I don’t believe actually that that is what will happen, and that is what we will have to fear. I believe CIT style, the restructuring will happen on the liability side, while people will say, “Look dear bondholder, you thought you own a $1.00 on the dollar, what about $0.70 on the dollar and the stretching of the maturity and some prep shares?” I think that is a much more likely scenario for these situations, and CIT has shown that that works.

Fritz von Carp: Okay, thank you.

Operator: Your next question comes from the line of Gary Liebowitz.

Gary Liebowitz: Thanks, just a follow-up. Keith, for modeling purposes, what are your asset purchase commitments beyond 2010 by year?

Keith Helming: Offhand here, Gary, it’s about $600 million in 2011, and then probably half of that in 2012, and a small amount in 2013.

Gary Liebowitz: Okay, and you’re still incurring expenses related to defaults back in 2008. What specifically are those expenses related to? Are you still reconfiguring those claims or what’s going on there?

Klaus Heinemann: No, these are mostly technical expenses. For example, I mean we placed the MD-11s that we repossessed late in 2008 after we got them back from Gemini, but we are still paying repair bills as engines come off the wing on these aircrafts and go into the shop. This is simply the oddity of US GAAP accounting, that we have to take the protection we hold against default cost, i.e. the reserves into income in the year the default happens.

And then, the expense that are sheltered against that come later, and sometimes materially later because I’m not sending an engine into the shop simply because there is a default, I simply go to the next lessee and say once the engine goes into the shop two years down new lease, the refurbishment is on the house, it’s on me. That’s how you do this in reality, but this is just an oddity of US GAAP.

If you look at our default cost, and you back out the $12.2 million that we had to take into income in 2008, you will actually see the real trend in default cost, which is coming down in 2009 significantly and not going up. It is simply an oddity of US GAAP that forces us to take the protection that we have against these costs into income the moment the default happens.

Keith Helming: And as you saw Gary, it’s a very minimal amount in fourth quarter 2009, and essentially there would be very limited, if any more, cost going forward.

Gary Liebowitz: Thanks for clearing that up.

Operator: (Operator Instructions).

Your next question comes from the line of [Jacob Strumwasser].

Jacob Strumwasser: Hi guys, I wanted to thank you for the time this morning. I have two quick questions I want to just drill down on, okay?

Klaus Heinemann: Sure.

Jacob Strumwasser: The first is last presentation, presentation you gave when you had the merger, and you gave a slide in there, slide nine, that basically says combined company leasing EPS is $1.75. Do you still — is that number still accurate?

Keith Helming: Yes, I mean if you recall the next slide showed what we expect the leasing earnings per share to be. So, we extracted the sales related income, and then we incorporated all the synergies on cost, and all the other items related to the merger. So, yes, that leasing earnings per share is still accurate.

Jacob Strumwasser: Thanks, and you made an important point, which I don’t think the analyst community is focusing on in terms of contracted cash flows, and then the NPV, and then your ability to therefore sell the asset once those contracts are up because I haven’t seen that talked about, and I guess I haven’t seen it in a slide presentation by you guys.

Is there any way that you can put a figure on or would you consider putting a figure on, and as you give presentations down the road that says here’s our contracted cash flows, the NPV of them, and here’s some comparable transactions for these type of aircrafts. And that way, it helps others to understand potentially the value in the shares right now because it seems to me $1.75 on pro forma EPS with a book value, that should be — there’s a disconnect between share price and value here.

Klaus Heinemann: We’re happy to do that because as I said, this is really the number that we use for all our purchasing and sales decisions. And the actuality of sales that we concluded in 2009 shows you that the investors in the market actually also pay on that basis, because otherwise I would not make these sort of bookings that I made during 2009 on selling aircraft.

Jacob Strumwasser: Sure, it’s a very fair point, but it’s something that’s very difficult for us as an analyst community to drill down on without some better data points from you guys.

Keith Helming: That’s fair enough. I mean, as you probably know, we usually do a reasonably detailed presentation around April or May, an investor day/analyst day, where we provide a little bit more detail in terms of forward-looking activity and the operations of the company. So, I think that particular point can be addressed in that sort of discussion.

Jacob Strumwasser: That’d be great, and last question, and I appreciate the time. Can you just lay out for me one more time the cash commitments for 2010 and 2011?

Keith Helming: Yes, I mean the cash commitments that we have for the forward order book in 2010 and 2011 is going to be funded through operating cash flows, as well as the current cash balance. It’s approximately — in 2010, it’s approximately $300 million, and it’s about half of that in 2011.

Jacob Strumwasser: Got it. So, with cash on books right now plus operating cash, that’ll leave you guys — you guys will end up with —

Keith Helming: Yes, covered (inaudible) 2011.

Jacob Strumwasser: Say it again?

Keith Helming: Sorry, yes, that would give us the requirement through 2011 in terms of cash requirements.

Jacob Strumwasser: Right, right, but I’m wondering if you’ll have any room in the cash requirements to potentially buyback shares?

Keith Helming: Well, we have to — obviously you have to maintain a reasonable cash balance in the companies for operating purposes. So, at this point, I wouldn’t say that there’s excess cash for anything other than that for the moment.

Klaus Heinemann: We will review where we stand with respect to cash usage once we go onto the second half of this year because as Keith has outlined, the vast majority of the CapEx will happen in the first half of this year. And so, once we are through that, I think the Board will be more comfortable to look at alternative uses for surplus cash on the investment side, i.e. bargain hunting or debt equity investment opportunity at that point in time.

But at this moment, until we are through with the majority of our CapEx program, which we will be by June 30th, the Board, and I think rightly so, still is in a very protective mode with respect to our cash position.

Jacob Strumwasser: Okay, great. I look forward to the April presentation. Thank you guys for the time.

Keith Helming: Sure.

Operator: (Operator Instructions).

Klaus Heinemann: Okay, it looks like there are no more questions, have you anything in the queue?

Operator: No, sir.

Klaus Heinemann: No? Okay, well, thank you very much for joining the call this morning, and for those of you who attend the luncheon, we’re looking forward to see you then, and otherwise we will talk to you in April-May during the Annual Investor Day. Thank you very much.

Operator: Ladies and gentlemen, this concludes today’s conference call. You may now disconnect.

Keith Helming: Thank you.